

SECUR   06005737   N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

B- 66787

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 200 5__ AND ENDING DECEMBER 31, 2005
                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ION PARTNERS

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

521 Fifth Ave, Suite 625

NEW YORK   (No. and Street) NY   10175

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Derek Wittenberg   (212) 286-5033
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEUER & ORLANDO, LLP
                         (Name – if individual, state last, first, middle name)

350 FIFTH AVENUE, SUITE 7116   NEW YORK,   NY   10118

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 3 1 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Derek Wittenberg_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ION PARTNERS, LLC_____ , as

of _____December 31_____, 20__05__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director & Member
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of __San Mateo__ } ss.

On __Feb 28, 2006__, before me, __Teresa Feiock, notary public__,

Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared __Derek B. Witenberg__,

Name(s) of Signer(s)

☐ personally known to me

☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

_____

Signature of Notary Public

TERESA FEIOCK

Commission # 1514875

Notary Public - California

San Mateo County

My Comm. Expires Sep 23, 2008

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: __Form X-17A-5__

Document Date: _____   Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer

Signer's Name: _____

☐ Individual

☐ Corporate Officer — Title(s): _____

☐ Partner — ☐ Limited ☐ General

☐ Attorney in Fact

☐ Trustee

☐ Guardian or Conservator

☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER
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ION PARTNERS, LLC

INDEX

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

INDEPENDENT AUDITORS' REPORT

Members of Ion Partners, LLC
New York, New York

We have audited the accompanying balance sheet of Ion Partners, LLC at December 31, 2005 and the related statements of income, member's capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ion Partners, LLC at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feuer & Orlando, LLP

New York, New York
February 13, 2006

ION PARTNERS, LLC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Current Assets:		
Cash	$	65,886
Accounts receivable		80,204
Prepaid expenses		739
Total Current Assets		146,829
Fixed Assets:		
Property and equipment, net of accumulated depreciation and amortization of $3,764		5,996
Art work		3,389
Total Fixed Assets		9,385
Other Assets:		
Security Deposits		3,000
Total Assets	$	159,214

LIABILITIES AND MEMBER'S CAPITAL

Current Liabilities:		
Accounts payable	$	1,736
UBT tax payable		5,334
Accrued Expenses		24,500
Total Current Liabilities		31,570
Member's Capital		127,644
Total Liabilities and Member's Capital	$	159,214

The accompanying notes are an integral part of these financial statements

ION PARTNERS, LLC
PROFIT AND LOSS STATEMENT
YEAR ENDING DECEMBER 31, 2005

Income:		
Fee income		$ 318,424
Reimbursed expenses		12,742
Total Income		331,166
Expense:		
Consulting	82,960	
Commissions	15,759	
Office, general and administrative	33,468	
Rent and occupancy	24,937	
Professional fees	15,759	
Regulatory fees	8,658	
Depreciation	1,953	
Total Expense		183,494
Total Income from Operations		147,672
Other Income and (Expense):		
NYC Unincorporated business tax		(5,334)
Interest income		679
Net Income		$ 143,017

The accompanying notes are an integral part of these financials statements

ION PARTNERS, LLC
STATEMENT OF MEMBERS CAPITAL
YEAR ENDED DECEMBER 31, 2005

Members Capital:

Capital - beginning of year	$ 44,627
Net income for the year	143,017
Redemption of partner's interest	(60,000)
Capital - end of year	$ 127,644

The accompanying notes are an integral part of these financials statements

ION PARTNERS, LLC
STATEMENT OF CASH FLOW
YEAR ENDED DECEMBER 31, 2005

Cash Flow From Operating Activities:

Net Income	$ 143,017
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,953
Change in operating assets and liabilities:	
Accounts receivable	(80,204)
Prepaid expenses	(739)
Accounts payable and accrued expenses	26,165
Cash provided by operating activities	90,192
Cash flows from Financing Activities:	
Redemption of member's capital	(60,000)
Cash flows from Investing activies	
Cash at Beginning of year	35,694
Cash at End of year	$ 65,886

The accompanying notes are an integral part of these financial statements.

ION PARTNERS, LLC
COMPUTATION OF NET CAPITAL, PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005

Total members capital	$	127,644
Less non-allowance assets:		
Accounts receivable		(80,204)
Furniture and equipment net		(9,385)
Prepaid expenses		(739)
Security deposits		(3,000)
Net Capital		34,316
Minimum net capital requirement		(5,000)
Net capital excess	$	29,316
Ratio of aggregate indebtedness to net capital		
at December 31, 2005		1.0768:1

Differences exist between the above computation and the Company's corresponding
Unaudited Form XI 7a-5 Par IIA filed at December 31, 2005,
which are deemed immaterial.

Members Capital - unaudited filing	$	62,788
Add:		
Increase in accounts receivable, trade		80,204
Increase in prepaid expense		739
Increase in property and equipment		9,385
Decrease in other assets		(159)
Less:		
Increase in accrued expense and accounts payable		(25,313)
Member's Capital	$	127,644

The accompanying notes are an integral part of these financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

Ion Partners, L.L.C. (the "Company") is a limited liability company pursuant to the adoption and filing of an operating agreement in the State of New York effective August 8, 2003. The Company is primarily engaged in providing investment advisory services to its clients. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its accounting records on the accrual basis.

Revenue Recognition

The Company recognizes revenue as the related consulting services are provided.

Concentration of Credit Risk

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's ability to assess the credit worthiness of its clients. The Company does not currently see a concentrated credit risk associated with receivables. Repayment is dependent upon the financial stability of its clients.

Allowance for Doubtful Accounts

The Company estimates uncollectibility of trade accounts receivable by analyzing historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. At December 31, 2005, the Company deemed its receivables fully collectible.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation, which is calculated using the straight-line method over the useful lives of the related assets, primarily five.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes

Provisions for federal and state income taxes have not been recorded, as the Company is taxed as a partnership. Under New York City tax regulations limited liability companies are taxed on the income earned during the year. For the year ended December 31, 2005 the Company has accrued $5,334 for New York City unincorporated business tax and has included this amount in accounts payable in the accompanying balance sheet.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. In such circumstances, the Company will estimate the future cash flows expected to result from the use of the asset and its eventual disposition. Future cash flows are the future cash inflows expected to be generated by an asset less the future outflows expected to be necessary to obtain those inflows. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss to adjust to the fair value of the asset. Management believes that there are no impaired long-lived assets at December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

The Company's property and equipment and related accumulated depreciation and amortization consist of the following at December 31, 2005:

	Cost	Accumulated Depreciation and Amortization	Net
Computer and office equipment	$ 9,760	$ 3,764	$ 5,996
Artwork	3,389	0	3,389
Total Property and Equipment	$ 13,149	$ 3,764	$ 9,385

NOTE 4 - COMMITMENTS

The Company has no leases or commitments, which extend beyond the current operating cycle. The lease of its office space is pursuant to a sub-lease agreement providing for month-to-month rent expiring June 10, 2008.

NOTE 5 - CONCENTRATIONS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company's cash balances exceeded the S.I.P.C. insured limit at certain times during the year. Management has placed these funds in a high quality institution in order to minimize the risk.

NOTE 6 - CHANGE IN OWNERSHIP AND SUBSEQUENT EVENT

In an agreement entered into on December 31, 2005 between the Company's two members the Company has redeemed the 50% interest of one of it's members. The Company will pay $60,000 and a percentage of certain open contract billings resulting in a commission of approximately $18,500. The effect of these transactions has been reflected in the financial statements accompanying these notes. The redemption of such interest required the approval of the National Association of Security Dealers, Inc. under NASD Rule 1017 and the redemption of such interest occurred 10 days following the NASD approval.

NOTE 7 - REGULATORY REQUIREMENT

As a SEC registrant member of NASD, the Company is subject to certain provisions of the Securities Exchange Act of 1934, including Rule 15c3-1. This rule requires that the Company maintain minimum net capital balances and a certain ratio for aggregate indebtedness to net capital, both as defined. The Company was in compliance with the provisions of this rule at December 31, 2005.

FEUER & ORLANDO, LLP

CERTIFIED PUBLIC ACCOUNTANTS

(A Partnership Including A Professional Corporation)

ACCOUNTANTS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

To the Member of Ion Partners, LLC

In planning and performing our audit of the financial statements of Akin Bay Company, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

In addition, our review indicated that Ion Partners LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph K(2)(b) as of December 31, 2005 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use and information of the members, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 13, 2006